                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2)


                          BOLT TECHNOLOGY CORPORATION
--------------------------------------------------------------------------------
                               (Name of Issuer)

                            Common Stock    No Par
--------------------------------------------------------------------------------
                        (Title of Class of Securities)


                                   097698104
            ------------------------------------------------------
                                (CUSIP Number)


                                   Alan Levy

             Four Duke Place, Norwalk, Connecticut (203) 853-0700
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                               October 29, 1996
            ------------------------------------------------------
            (Date of Even which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the Statement [_].

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                                 SCHEDULE 13D


----------------------
 CUSIP NO. 097698104
          ------------
----------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Robert Manning
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                     (a) [X]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS


--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT        [ ]
   TO ITEMS 2(d) or 2(e).

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America
--------------------------------------------------------------------------------
  NUMBER OF    7  SOLE VOTING POWER

    SHARES        248,494
               -----------------------------------------------------------------
 BENEFICIALLY  8  SHARED VOTING POWER

OWNED BY EACH        0
               -----------------------------------------------------------------
   REPORTING   9  SOLE DISPOSITIVE POWER

    PERSON        248,494
               -----------------------------------------------------------------
     WITH      10 SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    248,494
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    4.9
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

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                                 SCHEDULE 13D


----------------------
 CUSIP NO. 097698104
          ------------
----------------------

--------------------------------------------------------------------------------
1  NAME OF REPORTING PERSON
   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

   Janice M. Manning
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
3  SEC USE ONLY


--------------------------------------------------------------------------------
4  SOURCE OF FUNDS


--------------------------------------------------------------------------------
5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT        [ ]
   TO ITEMS 2(d) or 2(e).

--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

   United States of America
--------------------------------------------------------------------------------
  NUMBER OF    7  SOLE VOTING POWER

    SHARES                0
               -----------------------------------------------------------------
 BENEFICIALLY  8  SHARED VOTING POWER

OWNED BY EACH             0
               -----------------------------------------------------------------
   REPORTING   9  SOLE DISPOSITIVE POWER

    PERSON                0
               -----------------------------------------------------------------
     WITH      10 SHARED DISPOSITIVE POWER

                          0
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          0
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]


--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                          0
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

    IN
--------------------------------------------------------------------------------

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Item 1.      Security and Issuer.
             --------------------


             This statement relates to the common stock, without par value (the "Common Stock"), of Bolt Technology Corporation, a Connecticut corporation ("Bolt" or the "Company"), whose principal executive offices are located at Four Duke Place, Norwalk, Connecticut 06854.


Item 2.      Identity and Background.
             ------------------------

             This statement is being filed on behalf of Robert M. Manning ("R. Manning") and Janice M. Manning ("J. Manning"), with respect to the sale of Bolt Common Stock (collectively, "the Mannings"), whose business address is c/o Cowen & Company, Financial Square, 28th Floor, New York, New York 10005. Both Robert
M. and Janice M. Manning are individuals.

             R. Manning is Director, Private Client Group, of Cowen & Company, an investment firm, with an office at Financial Square, 28th Floor, New York, New York 10005. J. Manning is the wife of R. Manning.

             During the last five years, neither R. Manning nor J. Manning has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction which resulted in a judgment, degree or final order finding that either person violated federal or state securities laws or enjoining either person from future violations thereof or prohibiting or mandating any activities subject to such laws.

             Each of R. Manning and J. Manning is a citizen of the United States of America.

Item 3.      Source and Amount of Funds or Other Consideration.
             --------------------------------------------------

             Not Applicable

Item 4.      Purpose of Transaction.
             -----------------------

             Not Applicable

Item 5.      Interest in Securities of the Issuer.
             -------------------------------------

             As of the date hereof, Robert Manning beneficially owns 248,494 shares of Bolt Common Stock, which shares are held in his name individually, which constitute approximately 4.9% of the 4,971,431 shares of Bolt Common Stock which the Company has reported as outstanding. R. Manning has the sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of those shares.

             R. Manning has a currently exercisable option to purchase from the Company 1,500 shares of Bolt Common Stock. Upon exercise of the option, R. Manning would have sole voting power and sole dispositive power with respect to those shares. Therefore, the largest number of shares of Bolt Common Stock which R. Manning could be deemed to own beneficially, either directly or indirectly, is 248,494 shares, which constitute approximately 4.9% of the outstanding shares.

             As of the date hereof, J. Manning does not beneficially own any shares of Bolt Common Stock.

             The transactions effected by the Mannings during the past sixty days are the sale in the open market of 68,000 shares of Bolt Common Stock on October 17, 1996 at a price of $5.31; of 64,000 shares of Bolt Common Stock on October 18, 1996 at a price of $6.06; of 5,000 shares of Bolt Common Stock on October 24, 1996 at a price of $5.50; of 3,500 shares of Bolt Common Stock at a price of $5.12 on October 29, 1996.

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             As of October 29, 1996, the Mannings ceased to be the owners of more than 5% of Bolt Common Stock.

             All of the shares sold by the Mannings were beneficially owned by
R. Manning except 5,000 shares were owned by them as joint tennants with the right of survivorship.

Item 6.      Contracts, Arrangements, Understandings or Relationships With
             -------------------------------------------------------------
             Respect to Securities of the Issurer.
             -------------------------------------

             Neither R. Manning nor J. Manning has any contracts, arrangements, understandings or relationships with respect to the securities of Bolt.

Item 7.      Material to be Filed as Exhibits.
             ---------------------------------

             None


                                   Signature
                                   ---------

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        /s/ Robert M. Manning
                                        ---------------------
                                            Robert M. Manning



                                        /s/ Janice M. Manning
                                        ---------------------
                                            Janice M. Manning